Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the consolidated obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges ($ amounts in millions):

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Income before assessments	$134	$130	$228	$158	$137
Fixed charges: (1)
Interest expense on consolidated obligations	347	310	322	388	457
Interest expense on deposits and other	1	1	7	15	15
Total fixed charges	348	311	329	403	472
Earnings, before fixed charges	$482	$441	$557	$561	$609
Ratio of earnings to fixed charges	1.39	1.42	1.69	1.39	1.29

(1)
Our fixed charges include interest expense and premium and discount amortization on consolidated obligation bonds, including net settlements on derivatives that hedge consolidated obligation bonds and discount notes, and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.